Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

INTERIM FINANCIAL REPORT – SUPPLEMENTARY INFORMATION

Novartis Q1 2012 Interim Financial Report – Supplementary Data

GROUP AND DIVISIONAL OPERATING PERFORMANCE

Key figures
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Net sales	13 735	14 027	-2	-1
Divisional operating income	2 902	3 561	-19	-16
Corporate income & expense, net	-87	-153	-43	-44
Group operating income	2 815	3 408	-17	-15
As % of net sales	20.5	24.3
Income from associated companies	128	117	9	9
Interest expense	-164	-189	-13	-14
Other financial income and expense	-41	22	nm	nm
Taxes	-411	-537	-23	-21
Net income	2 327	2 821	-18	-15
EPS (USD)	0.95	1.21	-21	-19
Free cash flow	2 056	1 622	27
Core*
Operating income	3 686	4 012	-8	-6
As % of net sales	26.8	28.6
Net income	3 093	3 376	-8	-6
EPS (USD)	1.27	1.41	-10	-8
nm = not meaningful

First quarter

Group net sales
Group net sales declined by 2% (-1% cc) to USD 13.7 billion. Currency negatively impacted sales by 1% due to the strengthening of the dollar against many currencies.

Strong volume growth of 5 percentage points versus the previous year was driven by recently launched products. These products – launched since 2007 – now represent 28% of Group sales (up from 24% a year ago) and grew 16% in the first quarter, offsetting the negative impact of generic competition mainly to Diovan and Femara (-3 percentage points), lower production volume in Consumer Health (-2 percentage points) and price (-1 percentage point, including enoxaparin).

Pharmaceuticals saw net sales growth of 2% (+3% cc) to USD 7.8 billion, as very strong volume growth of 9 percentage points more than offset the effect of generic entries of 6 percentage points. Pharmaceuticals products launched since 2007 generated USD 2.6 billion of net sales, growing 33% (+35% cc) over the same period last year. These products – which address medical needs across a range of therapeutic areas and include Lucentis, Tasigna, Afinitor and Gilenya – now represent 33% of division sales, compared to 26% in the same period last year.

Alcon net sales of USD 2.5 billion rose 5% (+6% cc), led by strong growth in Surgical of 9% (+10% cc). Ophthalmic Pharmaceuticals sales grew 5% (+6% cc) while Vision Care grew 1% (+2% cc). Growth versus the prior year was dampened slightly by the inclusion in 2011 of certain lens care products divested at the end of the first quarter last year.

Sandoz net sales declined 10% (-8% cc) to USD 2.1 billion, against a very strong first quarter last year. Price erosion was 8 percentage points, mainly due to increased competition for enoxaparin, while volume growth was flat as declines in the US and Germany were offset by double-digit growth in Western Europe, Asia and biosimilars.

Vaccines and Diagnostics net sales were down 19% (-18% cc) to USD 299 million, mainly due to an exceptionally strong first quarter in 2011, which benefited from the release of bulk pediatric shipments.

* The Group’s core results – including core operating income, core net income and core earnings per share – exclude amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items that are, or are expected to accumulate within the year to be, over a USD 25 million threshold that management deems exceptional. See further information and definition of core results on page 32.

Consumer Health – which comprises OTC and Animal Health – declined 20% (-18% cc) in the first quarter of 2012 to USD 932 million, impacted by the suspension of production at the Lincoln site.

Corporate income and expense, net
Corporate income and expense, net, which includes the costs of Group management and central services, amounted to a net expense of USD 87 million in the first quarter of 2012 compared to USD 153 million in the prior-year period. Included in this amount is an exceptional gain from the sale of a financial asset of USD 51 million.

Group operating income
In the first quarter, the adjustments made to Group operating income to arrive at core operating income amounted to a net expense of USD 871 million (2011 USD 604 million). These adjustments included the amortization of intangible assets (USD 714 million, mainly related to Alcon, compared to USD 781 million in the 2011 period) and exceptional items (net expense of USD 157 million, compared to a net income of USD 177 million in 2011). Exceptional expenses included USD 147 million for a US restructuring in the Pharmaceuticals Division and USD 57 million of acquisition-related expenses related to Alcon. These were offset by a gain from the sale of financial assets of USD 51 million and provision releases of USD 88 million. The previous year benefited from exceptional income of USD 376 million principally arising from divestments required to complete the Alcon merger and a legal settlement in the Alcon division offset by a number of exceptional expense items totaling USD 199 million.

As a result, Group core operating income decreased 8% (-6% cc) to USD 3.7 billion. Core operating income margin in constant currencies decreased by 1.6 percentage points. Pharmaceuticals (contributing +0.3 percentage points) and Alcon (contributing +0.2 percentage points) both improved core operating income margin, but these improvements were insufficient to offset the combined effect of lower margins in Sandoz, Consumer Health and Vaccines and Diagnostics (together accounting for 2.1 percentage points of the overall decline in Group core operating income margin). Currency had a negative impact of 0.2 percentage points, resulting in a reduction in core operating income margin of 1.8 percentage points to 26.8% of net sales.

Income from associated companies
Income from associated companies increased to USD 128 million from USD 117 million in the year-ago period. This income comprises mainly the Novartis share of the estimated net result in Roche AG of USD 134 million (including amortization of intangible assets of USD 39 million).

The core income from associated companies decreased to USD 175 million from USD 196 million in the prior-year period.

Interest expense and other financial income/expense
The interest expense decreased by 13% to USD 164 million in the first quarter of 2012 from USD 189 million in the prior-year quarter as a result of lower average gross financial debt compared to the prior year and lower interest rates. Other financial income and expense was a net expense of USD 41 million, mainly resulting from currency losses compared to a net income of USD 22 million in the prior-year period.

Taxes
The tax rate (taxes as percentage of pre-tax income) decreased in the first quarter to 15.0% from 16.0% in the prior-year period, principally due to impact of the debt restructuring after the Alcon acquisition, which occurred in June 2011, and due to lower income in higher tax jurisdictions.

The core tax rate (taxes as a percentage of core pre-tax income) decreased to 15.4% in first quarter 2012 from 16.5% in the same period a year ago.

Net income and EPS
Group net income declined 18% (-15% cc) to USD 2.3 billion following the decline in operating income as higher net financial expenses were offset by higher income from associated companies and a lower tax rate. EPS declined 21% (-19% cc) to USD 0.95 at a slightly higher rate than net income as a result of the Alcon-related higher number of average outstanding shares, partially offset by a lower impact from non-controlling interests.

Core net income decreased by USD 0.3 billion to USD 3.1 billion or 8% (-6% cc) largely in line with the decline in core operating income. Core EPS declined 10% (-8% cc) to USD 1.27.

Free cash flow
Free cash flow improved 27% to USD 2.1 billion. The principal components of the increase in free cash flow of USD 0.4 billion include the following elements: an improvement in working capital of USD 0.4 billion; a net benefit from lower taxes and exceptional payments of USD 0.8 billion, offset by lower operating cash flows of USD 0.4 billion and higher net investments in intangible assets (USD 0.2 billion).

Pharmaceuticals
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Net sales	7 839	7 698	2	3
Operating income	2 402	2 461	-2	0
As % of net sales	30.6	32.0
Core operating income	2 589	2 542	2	4
As % of net sales	33.0	33.0

First quarter

Net sales
Net sales grew 2% (+3% cc) to USD 7.8 billion, driven by 9 percentage points of volume growth and flat pricing, partly offset by the impact of generic entries of 6 percentage points. Products launched since 2007 generated USD 2.6 billion of net sales, growing 35% in constant currencies over the same period last year. These recently launched products – Lucentis, Exforge, Exelon Patch, Exjade, Reclast/Aclasta, Tekturna/Rasilez, Tasigna, Afinitor, Arcapta Neohaler/Onbrez Breezhaler, Ilaris, Fanapt and Gilenya – now comprise 33% of division sales, compared to 26% in the same period last year.

Europe (USD 2.5 billion, -7% cc) was impacted by generic competition, mainly for Diovan following loss of exclusivity in November 2011, which offset the strong performance of recently launched products now contributing 42% of net sales for the region. US sales (USD 2.6 billion, +8% cc) benefited from continued strong performance for Tasigna and Gilenya, which offset the generic competition for Femara. Latin America and Canada (USD 0.8 billion, +11% cc) achieved strong growth rates, and Japan’s sales (USD 0.9 billion, +2% cc) improved versus the same period last year, fueled by new launches more than offsetting destocking prior to the biannual price cut. The emerging growth markets (USD 1.7 billion, +7% cc) were led by particularly strong growth in China and India.

Oncology (USD 2.5 billion, -1% cc) was impacted by generic competition for Femara in the US and Europe; excluding the impact of generics on Femara, Oncology delivered strong underlying growth of 10% (cc). This growth was driven by the continued strong performance of Gleevec/Glivec and Tasigna (combined sales of USD 1.3 billion, +10% cc), as well as Sandostatin (USD 370 million, +11% cc) and Afinitor, which contributed USD 143 million (+60% cc). Primary Care franchise performance (USD 1.9 billion, -4% cc) was impacted by the expected sales decline in Diovan (USD 1.2 billion, -15% cc) due to the loss of exclusivity in Europe, Canada and Brazil. Excluding the Diovan generics impact, the Primary Care franchise grew 24% (cc). This growth was underpinned by the continued strong uptake of Galvus (USD 201 million, +57% cc) and Exforge (USD 303 million, +18% cc). In Specialty Care, the Neuroscience franchise (USD 0.7 billion, +48% cc) saw strong growth from Gilenya (USD 247 million), following successful launches in both the US and Europe. The Ophthalmics franchise (USD 0.6 billion, +25% cc) benefited from the strong performance of Lucentis (USD 567 million, +30% cc).

Operating income
Operating income decreased 2% (0% cc) to USD 2.4 billion, mainly due to USD 147 million of restructuring charges related to the US General Medicine business announced in January.

Core operating income increased 2% (+4% cc) to USD 2.6 billion. Core operating income margin in constant currencies improved by 0.4 percentage points, but this improvement was offset by a negative currency impact of 0.4 percentage points, resulting in a flat core operating income margin of 33.0% of net sales. Gross margin declined by 1.7 percentage points due to increased royalties (-0.8 percentage points) mainly for Lucentis and Gilenya together with unfavorable product mix. R&D expenses decreased by 0.8 percentage points of net sales in constant currencies. Marketing & Sales and General & Administration expenses improved margin by 0.3 percentage points (cc), benefiting from continuing productivity efforts despite significant investments in new product launches. Other Income and Expense, net, improved margin by 1.0 percentage point (cc).

Pharmaceuticals product review

Reporting below reflects the realignment of our franchise structure into Primary Care, Oncology and Specialty Care implemented at the end of 2011.

PRIMARY CARE
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Hypertension medicines
Diovan	1 190	1 405	-15	-15
Exforge	303	261	16	18
Subtotal Valsartan Group	1 493	1 666	-10	-10
Tekturna/Rasilez	129	131	-2	0
Subtotal Hypertension	1 622	1 797	-10	-10
Galvus	201	132	52	57
Arcapta Neohaler/Onbrez Breezhaler	29	20	45	50
Total strategic franchise products	1 852	1 949	-5	-4
Established medicines	373	447	-17	-16
Total	2 225	2 396	-7	-7

Diovan Group (USD 1.2 billion, -15% cc) worldwide sales declined due to loss of exclusivity in the EU and key markets including Canada and Brazil. Diovan Group, consisting of Diovan and Diovan HCT, remains the top-selling anti-hypertensive medication worldwide, with 13.1% share of the global hypertension market (Jan. 2012 MAT, IMS PADDS) and sustained performance in key emerging growth markets such as China.

Exforge Group (USD 303 million, +18% cc), consisting of Exforge and Exforge HCT, showed strong worldwide growth fueled by continued demand in the US, Asia Pacific, Middle East and Africa and other key regions, as well as ongoing Exforge HCT launches in Asia and Latin America. Exforge, a single-pill combination of Diovan and the calcium channel blocker amlodipine, delivered double-digit growth globally and is now available for patients in over 80 countries. Exforge HCT, Exforge with a diuretic (hydrochlorothiazide) in a single pill, is now available in over 40 countries, with additional launches expected in 2012.

Galvus Group (USD 201 million, +57% cc), which includes oral treatments with vildagliptin for type 2 diabetes, showed strong growth in Japan and in many European, Latin American and Asian-Pacific markets since first launching in 2007. In the first quarter, Galvus received EU approval as a second-line monotherapy for type 2 diabetes patients who cannot take metformin. Vildagliptin is now approved in nearly 100 countries including China.

Tekturna/Rasilez (129 million, 0% cc) was flat in the first quarter following the Novartis decision in December 2011 to halt the ALTITUDE study. EMA’s CHMP and FDA have since issued positive decisions concerning the benefit-risk profile of Tekturna/Rasilez (aliskiren) for the treatment of essential hypertension and have requested updates to the Tekturna/Rasilez product information. In addition, after consultation with the FDA, Novartis has decided to voluntarily cease marketing and sales of Valturna in the US. Valturna is a single pill combination that contains aliskiren and the angiotensin receptor blocker (ARB) valsartan that is only available in the US. Novartis is continuing to have discussions with other health authorities worldwide regarding aliskiren and aliskiren-containing products.

Arcapta Neohaler/Onbrez Breezhaler (USD 29 million, +50% cc) continues to grow strongly across all markets as a once-daily long-acting beta2-agonist (LABA) for the maintenance bronchodilator treatment of airflow obstruction in adult patients with chronic obstructive pulmonary disease (COPD). Onbrez Breezhaler (indacaterol) is now approved in more than 80 countries. In the US, indacaterol was recently launched under the name Arcapta Neohaler. Indacaterol was successfully launched in Japan in December 2011 through a co-promotion agreement with Eisai Co. Ltd., under the name Onbrez Inhalation Capsules.

ONCOLOGY
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Gleevec/Glivec	1 130	1 076	5	6
Tasigna	209	153	37	39
Subtotal Bcr-Abl franchise	1 339	1 229	9	10
Sandostatin	370	337	10	11
Zometa	327	373	-12	-12
Exjade	216	179	21	23
Afinitor	143	90	59	60
Femara	107	354	-70	-69
Other	33	36	-8	-11
Total	2 535	2 598	-2	-1

Our Bcr-Abl franchise, consisting of Gleevec/Glivec and Tasigna, continued to grow strongly, reaching USD 1.3 billion (+10% cc) in the first quarter.

Gleevec/Glivec (USD 1.1 billion, +6% cc) continued to grow as a targeted therapy for Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML), and as a treatment for metastatic, unresectable and adjuvant (post-surgery) KIT+ gastrointestinal stromal tumors (GIST). In February 2012, the FDA approved an update to the Glivec (imatinib) label recommending three years of treatment after surgery for certain adult patients with KIT+ GIST, based on data demonstrating a survival benefit with three years of treatment relative to one year. The European Commission also approved an update to the Glivec label to include the three-year data. In March, these data were published in the Journal of the American Medical Association.

Tasigna (USD 209 million, +39% cc) is growing rapidly as a next-generation targeted therapy for certain adult patients with Ph+ CML. It has received regulatory approval in newly diagnosed Ph+ CML in chronic phase in 70 markets globally, including the US, EU, Japan and Switzerland, with additional submissions pending worldwide. Tasigna is approved as a second-line treatment for patients with Ph+ CML in chronic and accelerated phases in more than 95 countries. Tasigna market share continues to rise in both the first-line and second-line Ph+ CML settings.

Zometa (USD 327 million, -12% cc) is a leading treatment to reduce or delay skeletal-related events in patients with bone metastases from solid tumors and multiple myeloma. Due to new competition, Zometa worldwide sales are declining.

Sandostatin (USD 370 million, +11% cc) continued to benefit from increasing use of Sandostatin LAR in key markets to treat symptoms of patients with neuroendocrine tumors. Based on the PROMID data, approvals have been granted in nearly 30 countries for the delay of tumor progression in patients with midgut carcinoid tumors. These data are currently under review for inclusion in the label in more than 15 additional countries. Eight countries have approved a new presentation of Sandostatin LAR, which includes a new diluent, safety needle and vial adapter improving the mixing and administration of Sandostatin LAR, with additional filings underway.

Femara (USD 107 million, -69% cc), a treatment for early stage and advanced breast cancer in postmenopausal women, experienced an expected decline in sales due to multiple generic entries in the US, Europe and other key markets.

Exjade (USD 216 million, +23% cc), a once-daily oral therapy for transfusional iron overload, approved in more than 100 countries, continued to grow at a double-digit rate. Worldwide regulatory filings are under way for Exjade use in patients with non-transfusion-dependent thalassemia.

Afinitor (USD 143 million, +60% cc), an oral inhibitor of the mTOR pathway used across multiple diseases, continued strong growth in key markets. Afinitor first received an indication for the treatment of patients with advanced renal cell carcinoma following VEGF-targeted therapy and is now approved in more than 80 countries for these patients. Afinitor is also approved in nearly 50 countries, including the US, EU and Japan, for the treatment of advanced pancreatic neuroendocrine tumors. Everolimus, the active ingredient in Afinitor, is approved in more than 40 countries (including in the US as Afinitor and in the EU as Votubia) for the treatment of subependymal giant cell astryocytomas associated with tuberous sclerosis complex (TSC). Everolimus is available under the trade names Zortress/Certican for use in other non-oncology indications and is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

SPECIALTY CARE

Neuroscience
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Exelon/Exelon Patch	271	251	8	11
Gilenya	247	59	nm	nm
Comtan/Stalevo	155	146	6	7
Extavia	37	34	9	12
Other (including Fanapt)	16	9	78	81
Total strategic franchise products	726	499	45	48
Established medicines	121	136	-11	-9
Total	847	635	33	36

Exelon/Exelon Patch (USD 271 million, +11% cc) combined sales showed continued growth. Exelon Patch, the transdermal form of the medicine, grew 19% and generated 82% of total Exelon sales in the first quarter. Exelon Patch is approved for the treatment of mild-to-moderate Alzheimer’s disease dementia in more than 80 countries, including more than 20 countries where it is also approved for Parkinson's disease dementia.

Gilenya (USD 247 million), a once-daily oral therapy for relapsing remitting and/or relapsing forms of multiple sclerosis (MS) in adult patients, continued to show rapid growth in the first quarter of 2012. Gilenya is now approved in more than 55 countries, and more than 32,000 patients have been prescribed the commercial product. Approximately 36,000 patients have been treated in clinical trials and in a post-marketing setting, and there are currently approximately 34,000 patient years of exposure. In April, FDA and CHMP concluded their safety review and reaffirmed Gilenya’s positive benefit-risk profile. On March 16, 2012, the UK’s National Institute for Health and Clinical Excellence (NICE) issued its Final Appraisal Determination (FAD) for Gilenya, recommending it as a treatment option for patients with highly active relapsing-remitting MS in England and Wales. The German Federal Joint Committee (G-BA) announced its decision on the additional benefit of Gilenya. The medicine remains reimbursable in Germany and doctors may continue to prescribe the treatment as indicated. Gilenya is licensed from Mitsubishi Tanabe Pharma Corporation.

Ophthalmics
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Lucentis	567	444	28	30
Other	22	37	-41	-37
Total	589	481	22	25

Lucentis (USD 567 million, +30% cc), showed strong growth as the only anti-VEGF therapy licensed across three ocular indications: wet age-related macular degeneration (wet AMD), visual impairment due to diabetic macular edema (DME), and visual impairment due to macular edema secondary to retinal vein occlusion (RVO). In wet AMD, Lucentis is the standard of care and the only medicine approved in more than 100 countries to significantly improve vision in patients with this disease. Lucentis is approved for the treatment of visual impairment due to DME and macular edema secondary to RVO in more than 60 countries. In this quarter, a second indication was filed in Japan for the treatment of visual impairment due to DME. To date, there are more than one million patient-treatment years of exposure for Lucentis. Genentech/Roche holds the rights to Lucentis in the US.

Integrated Hospital Care
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Neoral/Sandimmun	198	214	-7	-7
Myfortic	133	120	11	12
Zortress/Certican	46	42	10	14
Ilaris	15	11	36	46
Other	98	86	14	15
Total strategic franchise products	490	473	4	5
Everolimus stent drug	86	83	4	1
Established medicines	285	298	-4	-4
Total	861	854	1	2

Zortress/Certican (USD 46 million, +14% cc) is a transplantation medicine indicated to prevent organ rejection in adult heart and kidney transplant patients that is available in more than 85 countries. It continues to generate solid growth, particularly in the US market, where it has been available since April 2010 for adult kidney transplantation under the trade name Zortress. Everolimus, the active ingredient in Zortress/Certican, is marketed for other indications under the trade names Afinitor and Votubia. Everolimus is exclusively licensed to Abbott and sublicensed to Boston Scientific for use in drug-eluting stents.

Ilaris (USD 15 million, +46% cc) is approved in over 50 countries for the treatment of adults and children who suffer from cryopyrin-associated periodic syndrome (CAPS), a group of rare auto-inflammatory disorders. To date, 60% of the worldwide patient population suffering from CAPS has been treated with llaris, now approved for use in more than 50 countries

Critical Care
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Xolair	112	107	5	8
TOBI	76	71	7	8
Total	188	178	6	8

Xolair (USD 112 million, +8% cc), approved for severe persistent allergic asthma in Europe and for moderate-to-severe persistent allergic asthma in the US, gained blockbuster status in 2011 when annual global sales reached USD 1 billion (including US sales booked by Genentech/Roche). Xolair is now approved in more than 90 countries and continues to grow strongly in Europe, major Latin American markets and Japan. Novartis co-promotes Xolair with Genentech/Roche in the US, and shares a portion of the operating income, but does not book US sales.

TOBI (USD 76 million, +8% cc) experienced robust growth in the first quarter. TOBI Podhaler, a novel dry powder formulation of the antibiotic tobramycin, is approved in the EU, Canada, and other countries for the treatment of chronic Pseudomonas aeruginosa lung infections in patients with cystic fibrosis aged six years and older. The product was approved in Switzerland and Australia in February 2012. In the same month the New Drug Application (NDA) for TOBI Podhaler in the US was accepted for review by the FDA. Launches are planned to continue in 2012 in selected European, Latin American and Middle Eastern markets.

Alcon
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Net sales	2 541	2 416	5	6
Operating income	363	524	-31	-30
As % of net sales	14.3	21.7
Core operating income	902	840	7	8
As % of net sales	35.5	34.8

First quarter

Net sales
Net sales increased 5% (+6% cc) to USD 2.5 billion, led by continued strong growth in the Surgical franchise (USD 918 million, +10% cc). Growth versus the prior year was impacted by the early onset of the allergy season in 2011, as well as the divestment of certain lens care products.

US sales were up 9%, driven by the robust performance of the Surgical franchise (mainly cataract products), as well as contact lenses. Sales in non-US markets increased 3% (+5% cc) to USD 1.6 billion, with a strong contribution from the Surgical product categories. Sales in emerging growth markets increased 9% (+13% cc) led by China and Russia.

Operating income
Operating income declined 31% (-30% cc) to USD 363 million due to the inclusion of exceptional settlement and divestment income in the first quarter of 2011 of USD 204 million. Operating income in the first quarter of 2012 included amortization of intangible assets (USD 477 million) and integration costs (USD 55 million).

Core operating income increased by 7% (+8% cc) to USD 902 million. Alcon delivered strong operating leverage through productivity gains and the realization of post-integration synergies (USD 65 million across Novartis), while continuing to invest in emerging growth markets and R&D. Core operating income margin in constant currencies increased by 0.6 percentage points, with a positive currency impact of 0.1 percentage points, resulting in a net increase of 0.7 percentage points to 35.5% of net sales. Gross margin increased by 0.8 percentage points, driven by improved product mix and productivity. Marketing & Sales improved by 1.1 percentage points, despite increased investments in emerging growth markets. General & Administration expenses improved margin by 0.1 percentage points, as a result of good cost management and merger-related cost synergies. Investments in R&D resulted in unfavorable impact of 0.9 percentage points. As of January 2012, R&D costs include an allocation of Novartis Institutes of Biomedical Research (NIBR) ophthalmic research expenditures. Excluding the NIBR allocation, core operating income grew 11%. Other Income and Expense, net, was unfavorable by 0.5 percentage points.

Alcon product review

Surgical
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Cataract products	713	681	5	6
Cataract IOLs	319	309	3	5
Vitreoretinal products	141	122	16	17
Refractive/Other	64	42	52	54
Total	918	845	9	10

Global Surgical sales grew 9% (+10% cc) to USD 918 million over the previous-year quarter, with strong contributions from emerging growth markets and US intraocular lens unit sales. Global sales of advanced technology intraocular lenses rose 18% (+19% cc), mostly due to solid sales of the AcrySof IQ Toric and AcrySof IQ ReSTOR+3.0 intraocular lenses. Alcon’s LenSx femtosecond lasers, used for refractive cataract surgery, have been installed in over 25 countries since product launch and had a strong first quarter. The Constellation vitreoretinal surgical system contributed to robust sales growth within the vitreoretinal category. Strong growth in the refractive segment was driven by sales of equipment.

Ophthalmic Pharmaceuticals
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Glaucoma	306	311	-2	-1
Allergy/Otic/Nasal	264	258	2	1
Infection/inflammation	250	228	10	12
Dry Eye/Other	209	188	11	13
Total	1 029	985	5	6

Global sales of Ophthalmic Pharmaceuticals products increased 5% (+6% cc) to USD 1.0 billion. Travatan sales in the US slowed due to increased price pressure, with the generic entry of latanoprost. Allergy sales rose 2% (+1% cc) against a strong prior-year quarter. US allergy sales had moderate unit growth, while Japan allergy sales were suppressed by a later allergy season in 2012 than in the previous-year quarter. Infection/inflammation product sales advanced 10% (+12% cc), led by the strong growth of Durezol ophthalmic suspension, as well as the solid performance of Nevanac ophthalmic suspension. Systane Ultra and Systane Balance were the key growth drivers in the dry eye segment.

Vision Care
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Contact lenses	424	413	3	4
Solutions/Other	170	173	-2	-2
Total	594	586	1	2

Vision Care global product sales rose 1% (+2% cc) to USD 594 million. Contact lens growth was driven by the continued strong performance of Air Optix, which leads the marketplace in the multifocal segment and achieved 23% (cc) growth over the previous-year quarter, as well as by strong Dailies growth in the US and the launch of Dailies Total 1 in several European markets. Contact lens solution sales compared unfavorably against previous-year sales due to the sales of divested products; on a comparable basis, contact lens solution sales were flat, with double-digit growth of the Aosept/Clear Care hydrogen peroxide solution offset by weakness in multi-purpose solution sales.

Sandoz
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Net sales	2 124	2 373	-10	-8
Operating income	298	412	-28	-28
As % of net sales	14.0	17.4
Core operating income	382	534	-28	-28
As % of net sales	18.0	22.5

First quarter

Net sales
Sandoz net sales declined 10% (-8% cc) to USD 2.1 billion, driven by price erosion of 8 percentage points. Volume was flat as declines in the US (-6 percentage points) and Germany (-14 percentage points) were offset by double-digit growth in Western Europe, Asia and biosimilars.

US retail generics and biosimilars (USD 641 million, -21% cc) declined as a result of increased competition for enoxaparin (generic Lovenox®, USD 176 million), which caused pricing to decline, as well as nearly USD 100 million of prior-year sales of Sandoz’s gemcitabine and lansoprazole authorized generics. German sales of retail generics and biosimilars (USD 275 million, -8% cc) declined primarily due to industry-wide pharmacy de-stocking following the implementation of new reimbursement regulations effective from January 2012. Western Europe retail generics and biosimilars grew strongly (+10% cc), driven by double-digit growth in France and the UK. Furthermore, Asia (+16% cc) and Latin America (+6% cc) performed strongly. Central and Eastern Europe declined 5% (cc) in the first quarter, reflecting a weak flu season compared to the prior year, partially offset by strong sales across the rest of the portfolio.

Sandoz strengthened its number one global position in biosimilars (USD 77 million, +49%, +54% cc), with strong momentum across all three of its products – Omnitrope (human growth hormone), Binocrit (epoetin alfa) and Zarzio (filgrastim) – each of which is the leading biosimilar in its respective market segment.

Operating income
Operating income decreased by USD 114 million (-28%, -28% cc) to USD 298 million. The operating income margin declined by 3.4 percentage points compared to the first quarter of 2011 to 14.0% of net sales. Operating income margin decreased by 1.1 percentage points less than core operating income margin, primarily as a result of a provision for legal cases in the US in the prior-year quarter.

Core operating income declined 28% (-28% cc) to USD 382 million. Core operating income margin in constant currencies decreased by 5.0 percentage points to 17.5% of net sales. A favorable currency impact of 0.5 percentage points improved the core operating income margin to 18.0% of net sales. Gross margin decreased by 1.6 percentage points (cc), driven primarily by lower sales in the US and Germany and investments in product quality. Marketing & Sales expenses (-1.8 percentage points cc) increased due to the significant expansion of our growing businesses in Western Europe and emerging growth markets. R&D expenses (-2.0 percentage points cc) increased by USD 31 million as a result of development investments in our biosimilars and respiratory pipeline. General & Administration expenses (-0.3 percentage points cc) increased due to declining sales in the first quarter. Other Income and Expense, net, (+0.7 percentage points cc) improved due to lower net legal and litigation costs.

Vaccines and Diagnostics
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Net sales	299	371	-19	-18
Operating loss	-173	-101	-71	-76
As % of net sales	-57.9	-27.2
Core operating loss	-118	-24	nm	nm
As % of net sales	-39.5	-6.5
nm – Not meaningful

First quarter

Net sales
Net sales were USD 299 million (-19%, -18% cc) for first quarter of 2012 compared to USD 371 million in the prior-year period. The 2011 quarter included the release of bulk pediatric shipments that had been delayed from the fourth quarter of 2010 due to production issues. Excluding the impact of bulk pediatric shipments, the underlying business showed low-single-digit growth, with a strong performance from Menveo partially offset by lower seasonal flu sales.

Operating loss
Reported operating loss was USD 173 million for the quarter compared to a loss of USD 101 million in the same period in 2011. The prior year was impacted by an impairment of USD 19 million related to a financial asset not repeated in 2012.

Core operating loss for the period was USD 118 million compared to a loss of USD 24 million in the same period last year, largely due to lower net sales and continued investment in the launch of Menveo.

Consumer Health
	Q1 2012	Q1 2011	% change
	USD m	USD m	USD	cc
Net sales	932	1 169	-20	-18
Operating income	12	265	-95	-90
As % of net sales	1.3	22.7
Core operating income	41	240	-83	-77
As % of net sales	4.4	20.5

First quarter

Net sales
Consumer Health sales declined 20% (-18% cc) in the first quarter of 2012, mainly due to the suspension of production at the US manufacturing facility in Lincoln, Nebraska, which supplies products to both Consumer Health businesses, at the end of 2011. Consumer Health plans to restart production on a line-by-line, product-by-product basis to ensure control and adherence to our high standard of quality, and expects to begin shipments mid-year 2012 of the first products restarted. Due to the product-by-product start-up, we expect a limited portfolio of products to ship in the second half of the year. Therefore, Consumer Health has engaged third-party manufacturers to bolster supply of select products, which will help meet demands of patients and customers, as well as enable us to begin to regain lost market share.

OTC’s net sales declined sharply versus the same quarter last year mainly due to Lincoln. Also contributing to the first quarter sales decline was the impact of a relatively weak cough and cold season in Western and Eastern Europe. Investment, launch of line extensions and improved commercial execution continued to drive growth of key brands like Otrivin and Voltaren in key markets. Emerging growth markets also continued to grow strongly, driven by investments in marketing and field force expansions supported by product launches.

Animal Health sales grew ahead of the market outside North America. US sales declined versus the first quarter of 2011 due to limited sales of companion animal products manufactured at the Lincoln, Nebraska facility. Excluding the Lincoln brands, the US business delivered double-digit growth. Emerging growth markets also grew at a double-digit rate. Europe saw mid-single-digit growth leveraging Milbemax, the number one de-wormer for cats and dogs across Europe. In addition, recent launches of the Atopica line extension for atopic dermatitis in cats, as well as Onsior for managing pain in cats and dogs, continued to gain market share in their respective categories.

Operating income
Operating income declined by 95% (-90% cc) to USD 12 million due to the suspension of production and quality investments at the Lincoln facility. Prior-year divestment income in OTC of USD 44 million also contributed to the decrease. Operating income margin declined by 21.4 percentage points to 1.3% of net sales, including a negative currency impact of 1.4 percentage points from the relatively high cost base in Switzerland.

Core operating income declined by 83% (-77% cc) to USD 41 million. Core operating income margin declined 14.8 percentage points (cc) with currency adding a further 1.3 percentage points to the decline.

Gross margin decreased by 8.9 percentage points (cc) in the first quarter mainly due to disruptions in supply, idle capacity charges at the Lincoln site and an exceptional cost to support investments in quality upgrades. Marketing & Sales expenses as a percentage of net sales increased by 4.1 percentage points (cc), as lower trade and advertising and promotion expenses, together with cost containment initiatives across the organization, could not offset the impact of the sales disruption. R&D expenses as a percentage of net sales increased by 1.2 percentage points (cc) and General & Administration expenses as a percentage of net sales increased by 1.1 percentage points (cc) again largely impacted by lower sales. Other Income and Expense, net, improved by 0.5 percentage points (cc) largely due to lower insurance expenses.

GROUP BALANCE SHEET AND CASH FLOW

Balance sheet

Assets
Total assets amounted to USD 119.4 billion at March 31, 2012 compared to USD 117.5 billion at December 31, 2011. Total non-current assets of USD 93.6 billion slightly increased over the first quarter since the increase due to translation of foreign currency balances of USD 1.2 billion and net additions were offset by USD 1.1 billion of amortization, depreciation and impairment charges. Current assets of USD 25.8 billion increased by USD 1.7 billion during the quarter, of which currency translation accounted for USD 0.6 billion and higher liquidity USD 0.3 billion. Excluding the impact of translation, inventories increased USD 0.2 billion and trade receivables increased USD 0.2 billion.

Financial debt
Total short-term and long-term financial debt including derivatives amounted to USD 24.6 billion at March 31, 2012 compared to USD 20.2 billion at December 31, 2011. Long-term debt remained at USD 13.9 billion and consisted of bonds and Euro Medium Term Notes of USD 12.8 billion and other long-term financial debt of USD 1.1 billion. The short-term borrowings, which amounted to USD 10.7 billion at March 31, 2012, consisted of commercial paper of USD 6.2 billion and other short-term borrowings of USD 4.5 billion, which increased USD 4.3 billion during the first quarter of 2012 mainly on account of additional funding to finance the dividend payment during the quarter.

Group equity
The Group’s equity fell by USD 2.7 billion to USD 63.2 billion at March 31, 2012 compared to USD 65.9 billion at December 31, 2011. This reduction was driven by the dividend payment of USD 6.0 billion which was only partially offset by the comprehensive income of USD 2.8 billion (mainly consisting of the net income of the period of USD 2.3 billion, positive translation differences of USD 0.9 billion, and pension plan actuarial losses of USD 0.4 billion) and other equity movements of USD 0.5 billion related to share-based compensation transactions and the sale of treasury shares.

Liquidity and debt/equity ratio
The Group’s debt/equity ratio increased to 0.39:1 at March 31, 2012 compared to 0.31:1 at the beginning of the year. This was a result of the lower equity due to the dividend payment and higher net financial debts. Net debt increased during the quarter by USD 4.0 billion to USD 19.2 billion at March 31, 2012.

Cash flow
The cash flow from operating activities increased by 32% to USD 2.5 billion from USD 1.9 billion in the prior-year period. The 2011 period included USD 0.8 billion of higher payments for taxes, legal and restructuring items.

The cash flow used in investing activities amounted to USD 0.4 billion in the first quarter of 2012 compared to an inflow of USD 0.5 billion in the prior-year period. The amount spent on additions to property, plant and equipment remained constant at USD 0.4 billion in both quarters. In the prior year, there was USD 1.4 billion of cash inflow from disposals of marketable securities and USD 0.6 billion spent on acquisitions, principally Genoptix, which did not occur in the first quarter of 2012.

The cash outflow for financing activities amounted to USD 1.7 billion in the first quarter of 2012 compared to an outflow of USD 0.5 billion in the prior-year quarter. This change is principally due to an increased dividend payment of USD 0.7 billion, a lower increase in financial debt of USD 3.5 billion and the absence of the 2011 payment of USD 2.4 billion for acquiring additional interests in Alcon.

Free cash flow improved 27% to USD 2.1 billion. The principal components of the increase in free cash flow of USD 0.4 billion include the following elements: an improvement in working capital of USD 0.4 billion; a net benefit from lower taxes and exceptional payments of USD 0.8 billion, offset by lower operating cash flows of USD 0.4 billion and higher net investments in intangible assets (USD 0.2 billion).

Innovation Review

Benefiting from our continued investment in innovation, Novartis has one of the industry’s most competitive pipelines with more than 130 projects in clinical development.

Key developments in the first quarter of 2012:

New approvals and positive opinions

•
In April, Jakavi (ruxolitinib) received a positive CHMP opinion for the treatment of patients with myelofibrosis. The opinion was based on data from the previously reported Phase III studies COMFORT-I and COMFORT-II, published in The New England Journal of Medicine. Both studies met their primary endpoints when treatment with Jakavi significantly reduced spleen size by at least 35% from baseline at 24 weeks in COMFORT-I and at 48 weeks in COMFORT-II. Additionally, patients treated with Jakavi demonstrated a marked and durable improvement in overall quality of life measures, functioning and symptoms, including appetite loss, dyspnea (shortness of breath), fatigue, insomnia and pain. If approved, Jakavi would be the first Janus kinase (JAK) inhibitor developed to treat patients with myelofibrosis in the EU.

•
Signifor (pasireotide) received a positive opinion from the EMA’s CHMP for the treatment of adult patients with Cushing’s disease for whom surgery is not an option or for whom surgery has failed. The opinion was based on a Phase III study published in the New England Journal of Medicine showing that cortisol levels decreased quickly in the majority of patients treated with Signifor and remained stable through the end of the study. If approved, Signifor would the first pituitary-targeted medicine for Cushing’s disease in the EU.

•
The FDA and EMA approved an update to the Gleevec/Glivec (imatinib) label to include data following three years of treatment after surgery for certain adult patients with gastrointestinal stromal tumors (GIST), which were published in the Journal of the American Medical Association.

•	Galvus (vildagliptin) received EU approval for expanded use as a second line monotherapy for type 2 diabetes patients who cannot take metformin.

•
In China, Novartis received regulatory approval for Lucentis (ranibizumab) to treat wet age-related macular degeneration, a major cause of blindness and severe vision loss in people over 50. Lucentis is the first licensed therapy in its class available to patients in China, where there are an estimated 300,000 new wet AMD patients per year. Novartis also launched Galvus (vildagliptin), an oral treatment for patients with type 2 diabetes, in China, where as many as 75 million people suffer from uncontrolled type 2 diabetes.

Regulatory updates

•
Novartis received a decision from the FDA and a recommendation from the EMA’s CHMP regarding an updated label for Gilenya, the first oral treatment for multiple sclerosis (MS). Both agencies have confirmed that the overall benefit-risk profile of Gilenya remains positive for MS patients when used in accordance with the updated label, which includes the recommendation that all MS patients initiating Gilenya should receive an electrocardiogram (ECG) prior to the first dose and six hours after the first dose. In addition, all patients should have blood pressure and heart rate measurements every hour during the six-hour post first dose observation period. In the US and EU, enhanced first dose monitoring should be performed in patients at risk for or who develop symptoms of bradycardia during the first dose. Gilenya should not be used in a subset of these patients with higher risk. The CHMP has also recommended continuous monitoring with ECG for minimum of six hours following the first dose. In the US, Gilenya remains approved as a first-line therapy for relapsing forms of MS. In the EU, Gilenya is approved for people with highly active relapsing-remitting MS despite treatment with beta interferon, or in patients with rapidly evolving severe relapsing-remitting MS. Novartis believes that Gilenya provides a benefit for patients with relapsing-remitting MS and remains committed to engaging with the MS community with the goal of ensuring that appropriate patients will have access to Gilenya.

•
Following the Novartis decision in December 2011 to halt the ALTITUDE study, the FDA and EMA’s CHMP concluded that the benefit-risk profile of aliskiren and aliskiren-containing products remains positive for the treatment of essential hypertension in a narrow patient population. The Rasilez product information in the EU was updated to include a contraindication against the combined use of aliskiren with an angiotensin converting enzyme (ACE) inhibitor or an angiotensin receptor blocker (ARB) in patients with diabetes and/or patients with moderate to severe renal impairment. The CHMP also requested the inclusion of a warning against the use of Rasilez and combination products containing aliskiren in patients who are also taking an ACE inhibitor or an ARB. Separately, the FDA requested that the product information for Tekturna be updated to include a contraindication against combined use of aliskiren and aliskiren-based products with ACE inhibitors or ARBs in patients with diabetes, and a warning against the use of aliskiren-based products in patients with moderate renal impairment (eGFR <60 ml/min) who are also taking an ACE or ARB. This applies to Tekturna (aliskiren), Tekturna HCT (aliskiren and hydrochlorothiazide), Tekamlo (aliskiren and amlodipine) and Amturnide (aliskiren, amlodipine and hydrochlorothiazide) tablets. Furthermore, and in consultation with the FDA, Novartis has decided to voluntarily cease marketing in the US of Valturna, a single pill combination of aliskiren and the ARB valsartan. Valturna is a single-pill combination that contains aliskiren and the ARB valsartan that is only available in the US. Novartis is continuing discussions with other health authorities worldwide regarding aliskiren and aliskiren-containing products.

•
QTI571 (imatinib) was submitted for approval in the US, EU and Japan for the treatment of pulmonary arterial hypertension (PAH), based on results of the Phase III IMPRES study and extension, showing that patients achieved a significant improvement in exercise capacity compared to placebo when QTI571 was added to two or more PAH-specific therapies. Imatinib, the active ingredient in QTI571, is marketed for other indications under the trade names Gleevec/Glivec.

•
Alcon's new Dailies Total 1 contact lens has been well received in the select EU markets where it has been launched, and the FDA has granted regulatory clearance for the product, whose innovative water gradient technology provides excellent comfort for contact lens wearers and offers eye care professionals an excellent option in the daily disposable segment.

•
Vaccines and Diagnostics received a Complete Response letter from the FDA requesting additional information on its supplemental Biologics License Application (sBLA) for the expanded use of Menveo in infants and toddlers from 2 months of age. Novartis is currently working with the agency on next steps. In Europe, the CHMP adopted a positive opinion for Menveo in young children from 2 years of age, representing an important step towards approval and in providing parents and physicians access to a broad coverage vaccine to help protect children against meningococcal disease and its potentially deadly complications.

Results from ongoing trials

•
The first four Novartis QVA149 Phase III studies in the treatment of chronic obstructive pulmonary disease (COPD) met their respective primary endpoints of efficacy, safety, exercise endurance and superiority to Seretide® (a fixed dose combination of fluticasone 500mcg and salmeterol 50mcg). The studies – ILLUMINATE, SHINE, BRIGHT, and ENLIGHTEN – are part of the IGNITE clinical trial program intended to form the basis for filing in COPD in the EU, Japan and other countries. The ILLUMINATE study demonstrated in more than 500 patients superior lung function (measured by FEV1 AUC0-12h with a p value <0.001) of once-daily QVA149 compared to twice-daily Seretide® (fluticasone 500mcg / salmeterol 50mcg) in patients with moderate to severe COPD. SHINE, with an enrollment of more than 2,100 patients, demonstrated the superiority in trough FEV1 (p<0.001) of once-daily QVA149 compared to once-daily indacaterol or once-daily NVA237 in patients with moderate to severe COPD. In addition, QVA149 showed superiority in trough FEV1 (p<0.001) compared to placebo and open-label tiotropium (18 mcg). The results of BRIGHT showed that patients experienced significantly better exercise endurance versus placebo (p=0.006). ENLIGHTEN demonstrated that QVA149 was well tolerated with a safety and tolerability profile similar to placebo. Three more QVA149 Phase III studies (SPARK, BLAZE and ARISE) are expected to complete in 2012.

•
Results from two randomized Phase III trials of the investigational Janus kinase (JAK) inhibitor INC424 (ruxolitinib) were published in the New England Journal of Medicine. These data – from the previously reported COMFORT-I and COMFORT-II studies – found that treatment with INC424 significantly reduced disease burden in patients with myelofibrosis. Both studies met their primary endpoints when INC424 significantly reduced spleen size by at least 35% from baseline at 24 weeks in COMFORT-I and at 48 weeks in COMFORT-II. Additionally, patients treated with INC424 demonstrated a marked and durable improvement in overall quality of life measures, functioning and symptoms, including appetite loss, dyspnea (shortness of breath), fatigue, insomnia and pain.

•
Results from the Afinitor Phase III trial BOLERO-2, previously presented at a medical congress, were published in the New England Journal of Medicine. The data showed that treatment with everolimus plus the hormonal therapy exemestane for patients with ER+ HER2- advanced breast cancer more than doubled progression-free survival (PFS) to 7.4 months compared to 3.2 months with hormonal therapy alone by local investigator assessment.

•
A study of pasireotide long-acting release (LAR) versus octreotide LAR in patients with metastatic carcinoid tumors whose disease-related symptoms are inadequately controlled by somatostatin analogues was closed based on a futility study showing that it was unlikely to meet its primary endpoint. No new or unexpected serious adverse events were identified for pasireotide and safety was not a factor in the decision to close the study. Other studies evaluating pasireotide as a tumor control agent continue unaffected by this decision.

•
The development program of DEB025 (alisporivir), being studied for the treatment of hepatitis C, has been placed on full clinical hold by the FDA. Accordingly, treatment with DEB025 is currently stopped in all clinical trials. The decision comes as a result of the reporting by Novartis of a small number of cases of pancreatitis in clinical trial patients being treated with DEB025 in combination with pegylated interferon and ribavirin. One of the reported cases unfortunately resulted in a patient’s death. Novartis is working closely with the FDA to establish next steps.

Portfolio management

•
Following review of Phase II data Novartis has decided not to pursue further clinical development of AEB071 (sotrastaurin) in transplantation (kidney and liver) and psoriasis as it did not show sufficient therapeutic benefit over standard of care.

Q1 2012 selected approvals: US, Europe and Japan
Product	Active ingredient	Indication	Approval date
Gleevec	imatinib mesilate	Adjuvant treatment for 36 months after surgery in patients with GIST	US-February
Galvus	vildagliptin	2nd line monotherapy in type 2 diabetes patients inadequately controlled by diet and exercise alone and for whom metformin is inappropriate due to contradindications or intolerance	EU-February

Selected projects awaiting regulatory decisions
Completed submissions
Product	Indication	US	EU	Japan	News update
ACZ885	Gouty arthritis	Q1 2011	Q4 2010
- Outcome of EU response expected in 2012
- Novartis is working with the FDA on next steps, following the Agency’s request for additional clinical data to evaluate the benefit risk profile in gouty arthritis refractory patients

Afinitor/Votubia	Tuberous sclerosis complex angiomyolipoma (TSC-AML)	Q4 2011	Q1 2012	Q1 2012	- EU filing achieved in Jan. 2012 - Japan filing achieved in Feb. 2012 - FDA granted priority review in Feb. 2012
	ER+ breast cancer	Q4 2011	Q4 2011		- FDA, EMA decisions expected in 2012
Exelon Patch15cm2	Alzheimer’s disease	Q4 2011	Q4 2011		- Submission dossiers are currently under review by FDA and CHMP
Exjade	Non-transfusion-dependent thalassemia	Q4 2011	Q4 2011		- FDA, EMA decisions expected in 2012
Jakavi (INC424)	Myelofibrosis		Q2 2011		- Positive CHMP recommendation granted in Apr. 2012
Lucentis	Visual impairment due to diabetic macular edema			Q1 2012	- Japan filing achieved in Mar. 2012
NVA237	Chronic obstructive pulmonary disease		Q3 2011
- GLOW-2 data against placebo and tiotropium to be presented in Q2 2012
- EU regulatory submission under CHMP review
- Submission in Japan in Q4 2011; dossier under review by MHLW
- Phase III agreed with FDA; filing expected beginning of 2014

QTI571	Pulmonary arterial hypertension	Q1 2012	Q1 2012	Q2 2012	- US and EU filings submitted in Feb. 2012

Signifor (SOM230)	Cushing’s disease	Q1 2012	Q4 2010	- Positive CHMP opinion granted in Jan. 2012 - FDA decision expected in 2012
TOBI Podhaler	Pseudomonas aeruginosa lung infection in cystic fibrosis	Q4 2011	Approved	- US NDA submitted in Dec. 2011, accepted for review in Feb. 2012 - Approval received in Switzerland in Feb 2012
Zortress/ Certican	Prevention of organ rejection – liver transplant	Q4 2011	Q4 2011	- US action and EU decision on liver indication expected by Q4 2012

Selected pharmaceutical pipeline projects
Project/ Compound	Potential indication/ Disease area	First planned submissions	Current Phase	News update
ACZ885	Systemic juvenile idiopathic arthritis	2012	III
	Secondary prevention of cardiovascular events	≥2016	III
AEB071	Prevention of organ rejection after transplantation (kidney and liver)	N/A	N/A
- Following review of Phase II data Novartis has decided not to pursue further clinical development of AEB071 (sotrastaurin) in transplantation (kidney and liver) and psoriasis because it did not show sufficient therapeutic benefit over standard of care

	Psoriasis	N/A	N/A
Afinitor/ Votubia	HER2+ breast cancer 1st line	2013	III
	HER2+ breast cancer 2nd/3rd line	2013	III
	Hepatocellular cancer	2013	III
	GI/Lung NET	2015	III
	Lymphoma	2015	III
AFQ056	Fragile X syndrome	2013	III
	Parkinson’s disease, L-dopa induced dyskinesia	2014	II
AIN457	Psoriasis	2013	III
	Arthritides (rheumatoid arthritis, ankylosing spondylitis, psoriatic arthritis)	2014	III
	Multiple sclerosis	≥2016	II
AUY922	Solid tumors	≥2016	II
BAF312	Multiple sclerosis	≥2016	II
BCT197	Chronic obstructive pulmonary disease	≥2016	II
BEZ235	Solid tumors	≥2016	II
BGS649	Obese hypogonadotropic hypogonadism	≥2016	II
BKM120	Solid tumors	2015	II
BYL719	Solid tumors	≥2016	I
BYM338	Sporadic inclusion body myositis	2016	II
CAD106	Alzheimer’s disease	≥2016	II

DEB025	Hepatitis C	2013	III
- Clinical program has been placed on full clinical hold by the FDA due to small number of cases of pancreatitis, which included one patient fatality.
- Treatment with DEB025 is currently stopped in all clinical trials.
- Novartis is working closely with the FDA to establish next steps.

Gilenya	Chronic inflammatory demyelinating neuropathy	2014	II
HCD122	Hematological tumors	≥2016	I
Jakavi (INC424)	Polycythemia vera	2014	III
LBH589	Relapsed or relapsed-and-refractory multiple myeloma	2013	III
	Hematological cancers	≥2016	II
LCI699	Cushing’s	≥2016	II
LCQ908	Metabolic diseases	2014	II
LCZ696	Heart failure	2014	III
	Hypertension	2014	II
LDE225	Advanced basal cell carcinoma	2014	II
	Solid tumors	≥2016	I
LFF571	Clostridium difficile infection	≥2016	II
LGT209	Hypercholesterolemia	≥2016	II
LGX818	Solid tumors	≥2016	I
Lucentis	Pathological myopia	2012	III
	Choroidal neovascularization and macular edema1	≥2016	II
MEK162	Solid tumors	≥2016	II
PKC412	Aggressive systemic mastocytosis	2014	II
	Acute myeloid leukemia	2014	III
QAW039	Asthma	≥2016	II
QGE031	Severe allergic diseases	≥2016	II	- Phase II study in patients with peanut allergy scheduled to start in 2012
QMF149	Chronic obstructive pulmonary disease	2015	II	- Currently in Phase II with ex-US filings planned for 2015
	Asthma	2015	II
QVA149	Chronic obstructive pulmonary disease	2012	III	- Submission on track for 2012 in EU and other countries including Japan - Phase III agreed with FDA; filing expected end of 2014
RLX030	Acute heart failure	2013	III

SOM230	Acromegaly	2012	III	- Full results of Phase III head-to-head study comparing SOM230 LAR (pasireotide) to Sandostatin LAR (octreotide) to be presented at European Congress of Endocrinology
	Refractory/resistant carcinoid syndrome	N/A	N/A	- Pivotal trial stopped based on results from futility analysis which showed that the study was unlikely to meet the primary efficacy endpoint
Tasigna	cKIT melanoma	2014	II
TKI258	Renal cell carcinoma	2013	III
	Solid tumors	≥2016	II
Xolair	Chronic idiopathic urticaria	2013	III	- Phase III recruitment on track
1 Choroidal neovascularization (CNV) and macular edema (ME) secondary to conditions other than age related macular degeneration, diabetic macular edema, retinal vein occlusion and pathologic myopia.

Selected vaccine pipeline projects
Project/ Compound	Potential indication/ Disease area	Planned submissions	Current Phase	News update
Menveo	Prevention of meningococcal disease (serogroups A, C, Y and W-135) in infants/toddlers and young children	Complete	Registration	- US resubmission planned in H2 2012 following FDA Complete Response Letter - EU CHMP positive opinion received for children 2-10 years indication
Optaflu	Seasonal influenza (cell culture subunit vaccine)	Complete	Registration (US)	- Submission in the US completed (Q4 2011) for 18+ years of age
Fluad	Seasonal influenza (subunit vaccine with MF59 adjuvant)	2012	III	- US Phase III studies for older adults (65 years of age and older) and children underway - EU filing for pediatric use withdrawn in Q1 2012
Agriflu pediatric	Seasonal influenza (subunit vaccine) pediatric indication	2012	III	- US filing for pediatric age extension planned in 2012
Bexsero (EU)	Multi-component vaccine for prevention of meningococcal disease (serogroup B)	Complete	Registration	- EU filing achieved in 2010; under EMA review
Bexsero (US) or MenABCWY (US)	Prevention of meningococcal disease (serogroup B or combined serogroups A, B, C, Y and W-135)	≥2013	II	- Phase III strategy under evaluation; start planned in 2013
Group B streptococcus	Prevention of group B streptococcus	≥2013	II	- Phase II underway
Staph. aureus	Prevention of Staphylococcus aureus	≥2013	I	- Phase I underway
TdaP	Prevention of tetanus, diphtheria and pertussis	≥2013	I	- Phase I underway in adults/adolescents

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

First quarter  (unaudited)

	Q1 2012 USD m	Q1 2011 USD m	Change USD m

Net sales	13 735	14 027	-292

Other revenues	178	195	-17

Cost of Goods Sold	-4 484	-4 458	-26

Gross profit	9 429	9 764	-335

Marketing & Sales	-3 495	-3 524	29

Research & Development	-2 235	-2 188	-47

General & Administration	-719	-694	-25

Other income	351	549	-198

Other expense	-516	-499	-17

Operating income	2 815	3 408	-593

Income from associated companies	128	117	11

Interest expense	-164	-189	25

Other financial income and expense	-41	22	-63

Income before taxes	2 738	3 358	-620

Taxes	-411	-537	126

Net income	2 327	2 821	-494

Attributable to:
Shareholders of Novartis AG	2 305	2 770	-465

Non-controlling interests	22	51	-29

Average number of shares outstanding – Basic (million)	2 414.6	2 290.2	124.4

Basic earnings per share (USD)[1]	0.95	1.21	-0.26

Average number of shares outstanding – Diluted (million)	2 435.1	2 304.5	130.6

Diluted earnings per share (USD)[1]	0.95	1.20	-0.25

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG

Consolidated statements of comprehensive income

First quarter  (unaudited)

	Q1 2012 USD m	Q1 2011 USD m	Change USD m

Net income	2 327	2 821	-494

Fair value adjustments on financial instruments, net of taxes	35		35

Net actuarial losses from defined benefit plans, net of taxes	-393	-1	-392

Novartis share of other items recorded in comprehensive income recognized by associated companies, net of taxes	-62	8	-70

Translation effects	910	914	-4

Comprehensive income	2 817	3 742	-925

Attributable to:
Shareholders of Novartis AG	2 793	3 674	-881

Non-controlling interests	24	68	-44

Condensed consolidated balance sheets

	March 31, 2012 (unaudited) USD m	Dec 31, 2011 (audited) USD m	Change USD m

Assets
Non-current assets
Property, plant & equipment	16 012	15 627	385

Goodwill	30 138	29 943	195

Intangible assets other than goodwill	31 569	31 969	-400

Financial and other non-current assets	15 905	15 873	32

Total non-current assets	93 624	93 412	212

Current assets
Inventories	6 458	5 930	528

Trade receivables	10 605	10 323	282

Other current assets	3 336	2 756	580

Cash, short-term deposits and marketable securities	5 388	5 075	313

Total current assets	25 787	24 084	1 703

Total assets	119 411	117 496	1 915

Equity and liabilities
Equity attributable to Novartis AG shareholders	63 105	65 844	-2 739

Non-controlling interests	96	96	0

Total equity	63 201	65 940	-2 739

Non-current liabilities
Financial debts	13 896	13 855	41

Other non-current liabilities	14 958	14 553	405

Total non-current liabilities	28 854	28 408	446

Current liabilities
Trade payables	4 487	4 989	-502

Financial debts and derivatives	10 698	6 374	4 324

Other current liabilities	12 171	11 785	386

Total current liabilities	27 356	23 148	4 208

Total liabilities	56 210	51 556	4 654

Total equity and liabilities	119 411	117 496	1 915

Condensed consolidated changes in equity

First quarter  (unaudited)

	Q1 2012 USD m	Q1 2011 USD m	Change USD m

Consolidated equity at January 1	65 940	69 769	-3 829

Comprehensive income	2 817	3 742	-925

Sale/purchase of treasury shares, net	212	-582	794

Excess of the consideration exchanged for acquiring Alcon non-controlling interests compared to their recorded values		-1 095	1 095

Equity-based compensation	283	171	112

Dividends	-6 027	-5 352	-675

Change in non-controlling interests	-24	-1 313	1 289

Consolidated equity at March 31	63 201	65 340	-2 139

Condensed consolidated cash flow statements

First quarter  (unaudited)

	Q1 2012 USD m	Q1 2011 USD m	Change USD m

Net income	2 327	2 821	-494

Reversal of non-cash items
Taxes	411	537	-126

Depreciation, amortization and impairments	1 144	1 205	-61

Change in provisions and other non-current liabilities	362	122	240

Net financial income	205	167	38

Other	-34	-77	43

Net income adjusted for non-cash items	4 415	4 775	-360

Interest and other financial receipts	447	395	52

Interest and other financial payments	-140	-202	62

Taxes paid	-347	-770	423

Cash flows before working capital changes	4 375	4 198	177

Payments out of provisions and other net cash movements in non-current liabilities	-214	-598	384

Change in net current assets and other operating cash flow items	-1 645	-1 693	48

Cash flows from operating activities	2 516	1 907	609

Purchase of property, plant & equipment	-412	-419	7

Purchase of intangible, financial and other non-current assets	-212	-87	-125

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	164	221	-57

Acquisition of businesses		-589	589

Change in marketable securities	15	1 365	-1 350

Cash flows used in / from investing activities	-445	491	-936

Change in current and non-current financial debts	4 183	7 718	-3 535

Dividends paid to shareholders of Novartis AG	-6 010	-5 352	-658

Treasury share transactions	211	-392	603

Acquisition of Alcon non-controlling interests		-2 437	2 437

Other financing cash flows	-126	-24	-102

Cash flows used in financing activities	-1 742	-487	-1 255

Translation effect on cash and cash equivalents	3	-56	59

Change in cash and cash equivalents	332	1 855	-1 523

Cash and cash equivalents at January 1	3 709	5 319	-1 610

Cash and cash equivalents at March 31	4 041	7 174	-3 133

Notes to the Condensed Interim Consolidated Financial Statements for the three-month period ended March 31, 2012

1. Basis of preparation

These Condensed Interim Consolidated Financial Statements for the three-month period ended March 31, 2012, were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and accounting policies set out in the 2011 Annual Report published on January 25, 2012.

2. Selected critical accounting policies

The Group’s principal accounting policies are set out in note 1 to the Consolidated Financial Statements in the 2011 Annual Report and conform with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The presentation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management’s assumptions and estimates. In particular, as discussed in note 11 of the 2011 Annual Report, investments in intangible assets (including goodwill and acquired In-Process Research & Development projects) are reviewed for impairment at least annually, or whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Group’s consolidated balance sheet has risen significantly in recent years, primarily from recent acquisitions. Impairment testing under IFRS may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Group’s financial results.

The determination of the contingent consideration in respect of acquisitions also requires management to make assumptions on the probability and amount of potential payments due to previous owners. If actual payments are different to the estimated amounts recorded for contingent consideration there could be a significant impact, either positive or negative, on the Group’s financial results.

3. Significant transactions

No significant acquisition or divestment transactions occurred during the first quarter of 2012. Note 3 to the 2011 Annual Report describes in detail the significant acquisition or divestment transactions that occurred during 2011.

4. Principal currency translation rates

First quarter

	Average rates Q1 2012 USD	Average rates Q1 2011 USD	Period-end rates March 31, 2012 USD	Period-end rates March 31, 2011 USD

1 CHF	1.085	1.062	1.108	1.090

1 EUR	1.311	1.367	1.336	1.417

1 GBP	1.571	1.602	1.602	1.612

100 JPY	1.263	1.215	1.216	1.209

5. Consolidated income statements – Segmentation – First quarter  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate (incl. eliminations)		Total Group

	Q1 2012 USD m	Q1 2011 USD m	Q1 2012 USD m	Q1 2011 USD m	Q1 2012 USD m	Q1 2011 USD m	Q1 2012 USD m	Q1 2011 USD m	Q1 2012 USD m	Q1 2011 USD m	Q1 2012 USD m	Q1 2011 USD m	Q1 2012 USD m	Q1 2011 USD m

Net sales to third parties	7 839	7 698	2 541	2 416	2 124	2 373	299	371	932	1 169			13 735	14 027

Sales to other segments	72	60	15	3	71	65	11	17	5	5	-174	-150

Net sales of segments	7 911	7 758	2 556	2 419	2 195	2 438	310	388	937	1 174	-174	-150	13 735	14 027

Other revenues	111	112	11	7	1	3	59	74	1	1	-5	-2	178	195

Cost of Goods Sold	-1 571	-1 430	-1 146	-1 148	-1 238	-1 329	-292	-299	-425	-413	188	161	-4 484	-4 458

Gross profit	6 451	6 440	1 421	1 278	958	1 112	77	163	513	762	9	9	9 429	9 764

Marketing & Sales	-2 061	-2 050	-614	-610	-379	-383	-82	-77	-364	-406	5	2	-3 495	-3 524

Research & Development	-1 611	-1 622	-248	-210	-188	-165	-121	-121	-67	-70			-2 235	-2 188

General & Administration	-264	-246	-130	-126	-86	-89	-35	-35	-67	-70	-137	-128	-719	-694

Other income	164	151	3	252	22	22	1	4	12	54	149	66	351	549

Other expense	-277	-212	-69	-60	-29	-85	-13	-35	-15	-5	-113	-102	-516	-499

Operating income	2 402	2 461	363	524	298	412	-173	-101	12	265	-87	-153	2 815	3 408

as % of net sales	30.6%	32.0%	14.3%	21.7%	14.0%	17.4%	-57.9%	-27.2%	1.3%	22.7%			20.5%	24.3%

Income from associated companies	-1				1	1					128	116	128	117

Interest expense													-164	-189

Other financial income and expense													-41	22

Income before taxes													2 738	3 358

Taxes													-411	-537

Net income													2 327	2 821

6. Legal proceedings update

A number of Novartis subsidiaries are, and will likely continue to be, subject to various legal proceedings, including governmental investigations, that arise from time to time. As a result, the Group may become subject to substantial liabilities that may not be covered by insurance. Litigation is inherently unpredictable and large verdicts sometimes do occur. As a result, Novartis may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. See note 20 in the Group’s Consolidated Financial Statements in the 2011 Annual Report for a summary of major legal proceedings. The following is a non-exhaustive list, also relating to cases reported in the 2011 Annual Report, and includes information as of April 23, 2012:

WDKY investigation
 In the first quarter of 2012, Novartis Pharmaceuticals Corporation (NPC) received a subpoena from the United States Attorney’s Office (USAO) for the Western District of Kentucky (WDKY) requesting the production of documents relating to marketing practices, including remuneration of healthcare providers, in connection with certain NPC products (including Tekturna and its combination products). NPC is cooperating with the investigation, which is civil and criminal in nature.

SDNY specialty pharmacy investigation
 In the first quarter of 2012, NPC received a civil investigative demand from the USAO for the Southern District of New York (SDNY) requesting information regarding its interactions with specialty pharmacies concerning certain NPC products (including Gleevec and Gilenya). NPC is cooperating with the investigation, which is civil in nature.

Zometa/Aredia product liability litigation
 NPC together with other Novartis subsidiaries are defendants in more than 700 cases brought in US courts, in which plaintiffs claim to have experienced osteonecrosis of the jaw after treatment with Zometa or Aredia, which are used to treat patients whose cancer has spread to the bones.

The first trial began in Montana state court in October 2009 and resulted in a plaintiff’s verdict which NPC appealed to the Montana Supreme Court. On December 30, 2010, the Montana Supreme Court affirmed the trial court’s verdict. On March 30, 2011, NPC filed a petition for review with the US Supreme Court. On May 31, 2011, NPC was informed that the US Supreme Court decided not to take this case. The second trial took place in September and October 2010 in a New Jersey state court and resulted in a defense verdict in favor of NPC. This verdict is currently on appeal. The third trial took place in November 2010 in the US District Court for the Middle District of North Carolina and resulted in a plaintiffs’ verdict. NPC filed an appeal against this verdict which is pending. The fourth trial took place in May 2011 in the US District Court for the Eastern District of New York and resulted in a defense verdict in favor of NPC. This verdict is also currently on appeal.

The first trial in 2012 began in the US District Court for the Western District of Kentucky on January 9, 2012. On January 31, 2012, the jury returned a verdict in favor of NPC, which was not appealed by plaintiff and which is therefore final. The second trial began in the US District Court for the Eastern District of Missouri on January 23, 2012. On February 1, 2012, the jury returned a verdict in favor of NPC. On March 5, 2012, plaintiff filed a notice of appeal. On April 11, 2012, the US Court of Appeals for the Eighth Circuit dismissed the appeal; judgment has been entered for NPC. The third trial of 2012 began in the US District Court for the Western District of Missouri on March 20, 2012. On April 6, 2012, it resulted in a plaintiff’s verdict for compensatory damages of USD 0.2 million. No punitive damages were awarded. Further trials are scheduled for the remaining part of 2012.

Average Wholesale Price litigation
Claims have been brought against various pharmaceutical companies, including certain Sandoz entities and NPC, alleging that they fraudulently overstated the Average Wholesale Price (AWP) and “best price”, respectively, which are, or have been, used by the US federal and state governments in the calculation of Medicare reimbursements and Medicaid rebates.

In the fourth quarter of 2011, Sandoz reached an agreement in principle to settle the state portion of the New York City and New York Counties federal and state court cases for USD 22 million and the Iowa case for USD 3 million. The Iowa settlement agreement has been executed by all parties and the payment of the Iowa settlement amount of USD 3 million was made in the first quarter of 2012. The New York settlement agreement has been executed by the plaintiffs. The settlement amount of USD 25 million for the Iowa and the New York settlements together was fully provisioned for in the fourth quarter of 2011 and has been utilized in an amount of USD 3 million for the Iowa settlement during the first quarter of 2012.

A bench trial against Sandoz in Mississippi Chancery Court ended on April 15, 2011. On September 2, 2011, the court rendered judgment in favor of Sandoz on the false claims provisions but against Sandoz on the other causes of action and awarded plaintiff a total of USD 38.2 million (USD 23.7 million in compensatory damages, USD 2.7 million in civil penalties and USD 11.8 million in punitive damages). On October 4, 2011, the court granted Sandoz’ post-judgment motion to strike the punitive damage award. On March 30, 2012, an evidentiary hearing took place in order to determine whether punitive damages are appropriate and, if so, in what amount punitive damages should be awarded.

Lucentis patent litigation
 Novartis has been sued by and has sued MedImmune in several European countries, including the United Kingdom, Germany, Switzerland, France and the Netherlands. MedImmune alleges that the sale of Lucentis in these countries infringes its patents and its rights under its Supplementary Protection Certificates (SPC).

In the UK, a trial took place in May 2011. On July 5, 2011, the UK court issued its decision and held that Novartis did not infringe MedImmune’s patents and that MedImmune’s patents were invalid. MedImmune has filed an appeal against this decision. A separate trial to hear Novartis’ challenge against the validity of MedImmune’s UK SPC took place on February 3, 2012, and the UK court found the SPC to be invalid. MedImmune is appealing this decision. In Germany, the infringement trial took place on October 18, 2011. On November 10, 2011, the German court found that the import and sale of Lucentis infringes one of the two MedImmune patents in dispute and the related SPC right in Germany. This decision is being appealed. The German invalidity trial on the other MedImmune patent took place on January 24, 2012, and the Federal Patent Court found this patent to be invalid.

SUPPLEMENTARY INFORMATION

Non-IFRS disclosures

Core results

The Group’s core results – including core operating income, core net income and core earnings per share – exclude the amortization of intangible assets, impairment charges, expenses relating to the integration of acquisitions as well as other items that are, or are expected to accumulate within the year to be, over a USD 25 million threshold that management deems exceptional.

Novartis believes that investor understanding of the Group’s performance is enhanced by disclosing core measures of performance because, since they exclude these exceptional items which can vary significantly from year to year, the core measures enable better comparison across years. For this same reason, Novartis uses these core measures in addition to IFRS and other measures as important factors in assessing the Group’s performance.

The following are examples of how these core measures are utilized:

• In addition to monthly reports containing financial information prepared under International Financial Reporting Standards (IFRS), senior management receives a monthly analysis incorporating these core measures.

• Annual budgets are prepared that include targets for both IFRS and core measures.

Despite the use of these measures by management in setting goals and measuring the Group’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS. As a result, such measures have limits in usefulness to investors.

Because of their non-standardized definitions, the core measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These core measures are presented solely to permit investors to more fully understand how the Group’s management assesses underlying performance. These core measures are not, and should not be viewed as, a substitute for IFRS measures.

As an internal measure of Group performance, these core measures have limitations, and the performance management process is not solely restricted to these metrics. A limitation of the core measures is that they provide a view of the Group’s operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangible assets.

Net debt and free cash flow

Net debt and free cash flow are non-IFRS financial measures, which means they should not be interpreted as measures determined under IFRS. Net debt is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Group’s ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is a measure of the net cash generated that is available for debt repayment, investment in strategic opportunities and for returning to shareholders. Novartis uses free cash flow in internal comparisons of results from the Group’s divisions. Free cash flow of the divisions uses the same definition as for the Group. No tax or financial receipts or payments are included in the division calculations. The definition of free cash flow used by Novartis does not include amounts related to changes in investments in associated companies nor related to acquisitions or divestments of subsidiaries. Free cash flow is not intended to be a substitute measure for cash flow from operating activities as determined under IFRS.

CORE RESULTS –Reconciliation from IFRS results to core results – Group – First quarter  (unaudited)

	Pharmaceuticals		Alcon		Sandoz		Vaccines and Diagnostics		Consumer Health		Corporate		Total

	Q1 2012 USD m	Q1 2011 USD m	Q1 2012 USD m	Q1 2011 USD m	Q1 2012 USD m	Q1 2011 USD m	Q1 2012 USD m	Q1 2011 USD m	Q1 2012 USD m	Q1 2011 USD m	Q1 2012 USD m	Q1 2011 USD m	Q1 2012 USD m	Q1 2011 USD m

Operating income	2 402	2 461	363	524	298	412	-173	-101	12	265	-87	-153	2 815	3 408

Amortization of intangible assets	78	122	477	493	89	94	54	56	15	15	1	1	714	781

Impairments

Intangible assets	1		1										2

Property, plant & equipment - manufacturing sites	-3							1	1				-2	1

Financial assets		4						19			1		1	23

Total impairment charges	-2	4	1					20	1		1		1	24

Acquisition-related items

- Gains		-81		-21										-102

- Expenses			55	12			1				2	11	58	23

Total acquisition-related items, net		-81	55	-9			1				2	11	58	-79

Other exceptional items

Exceptional divestment gains				1						-44	-51		-51	-43

Other restructuring expenses

- Income[1]	-43				-6								-49

- Expense[1]	179	36	3	14	1			1		4			183	55

Legal-related items

- Income				-230										-230

- Expense	19			47		28							19	75

Additional exceptional income	-58												-58

Additional exceptional expenses	14		3						13		24	21	54	21

Total other exceptional items	111	36	6	-168	-5	28		1	13	-40	-27	21	98	-122

Total adjustments	187	81	539	316	84	122	55	77	29	-25	-23	33	871	604

Core operating income	2 589	2 542	902	840	382	534	-118	-24	41	240	-110	-120	3 686	4 012

as % of net sales	33.0%	33.0%	35.5%	34.8%	18.0%	22.5%	-39.5%	-6.5%	4.4%	20.5%			26.8%	28.6%

Income from associated companies	-1				1	1					128	116	128	117

Core adjustments to income from associated companies, net of tax													47	79

Interest expense													-164	-189

Other financial income and expense													-41	22

Taxes (adjusted for above items)													-563	-665

Core net income													3 093	3 376

Core net income attributable to shareholders													3 071	3 240

Core EPS (USD)													1.27	1.41

[1] The Group-wide projects of rationalizing manufacturing sites resulted in a divestment income being recorded in the quarter of USD 6 million (2011 nil) and restructuring charges of USD 21 million (2011 USD 55 million).

CORE RESULTS –Reconciliation from IFRS results to core results – Group – First quarter  (unaudited)

	Q1 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition-related divestment gains, restructuring and integration charges[3]	Other exceptional items[4]	Q1 2012 Core results	Q1 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	9 429	693	1	1	21	10 145	10 541

Operating income	2 815	714	1	58	98	3 686	4 012

Income before taxes	2 738	761	1	58	98	3 656	4 041

Taxes[5]	-411					-563	-665

Net income	2 327					3 093	3 376

EPS (USD)[6]	0.95					1.27	1.41

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-4 484	693	1	1	21	-3 768	-3 681

The following are adjustments to arrive at Core Operating Income

Research & Development	-2 235	20	1		1	-2 213	-2 163

General & Administration	-719				3	-716	-691

Other income	351				-159	192	174

Other expense	-516	1	-1	57	232	-227	-325

The following are adjustments to arrive at Core Income before taxes

Income from associated companies	128	47				175	196

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms; Other expense includes amortization of intangible assets; Income from associated companies includes the recurring amortization of the purchase price allocation related to intangible assets included in the Novartis equity-method accounting for Roche of USD 39 million and USD 8 million for the Novartis share of the estimated Roche core items.

[2] Impairments: Other expense includes an adjustment of prior year impairment charges related to Tekturna/Rasilez, impairment charges related to Consumer Health in the US and financial assets.
[3] Acquisition-related divestment gains, restructuring and integration charges: Cost of Goods Sold includes an acquisition related inventory step-up adjustment; Other expense relates to Alcon integration costs.

[4] Other exceptional items: Cost of Goods Sold relates primarily to restructuring charges related to the Group-wide rationalization of manufacturing sites; Research & Development and Other income includes restructuring charges related to the Group-wide rationalization of manufacturing sites; General & Administration includes exceptional IT-related costs; Other income and Other expense include a net restructuring charge of USD 147 million related to the US business; Other income includes a gain on divestment related to the Novartis Venture Funds of USD 51 million, an adjustment of prior year inventory write-off provision of USD 58 million related to Tekturna/Rasilez, and a reversal of prior year restructuring charges of USD 30 million; Other expense includes an additional legal settlement provision of USD 19 million and an additional provision of USD 14 million related to Tekturna/Rasilez clinical studies; Other expense also includes additional charges related to a US production plant product recalls of USD 13 million and charges for IT and finance restructuring of USD 24 million.

[5] Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on exceptional items although this is not the case for items arising from criminal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 918 million to arrive at the core results before tax amounts to USD 152 million. This results in the average tax rate on the adjustments being 16.6%.

[6] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.

CORE RESULTS – Reconciliation from IFRS results to core results – Pharmaceuticals – First quarter  (unaudited)

	Q1 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition-related divestment gains, restructuring and integration charges	Other exceptional items[3]	Q1 2012 Core results	Q1 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	6 451	66			17	6 534	6 555

Operating income	2 402	78	-2		111	2 589	2 542

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-1 571	66			17	-1 488	-1 315

The following are adjustments to arrive at Core Operating Income

Research & Development	-1 611	12	1		1	-1 597	-1 607

Other income	164				-102	62	70

Other expense	-277		-3		195	-85	-180

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Research & Development includes impairment charges; Other expense includes an adjustment of prior year impairment charges related to Tekturna/Rasilez.
[3] Other exceptional items: Cost of Goods Sold, Research & Development, Other income and Other expense include restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes an adjustment of prior year inventory write-off provision of USD 58 million related to Tekturna/Rasilez and a reversal of prior year restructuring charges of USD 30 million; Other expense includes an additional legal settlement provision of USD 19 million and an additional provision of USD 14 million related to Tekturna/Rasilez clinical studies; Other income and Other expense also include a net restructuring charge of USD 147 million related to the US business.

CORE RESULTS – Reconciliation from IFRS results to core results – Alcon – First quarter  (unaudited)

	Q1 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition-related divestment gains, restructuring and integration charges[3]	Other exceptional items[4]	Q1 2012 Core results	Q1 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	1 421	476	1		3	1 901	1 783

Operating income	363	477	1	55	6	902	840

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-1 146	476	1		3	-666	-643

The following are adjustments to arrive at Core Operating Income

Research & Development	-248	1				-247	-209

General & Administration	-130				3	-127	-123

Other expense	-69			55		-14	-3

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Impairments: Cost of Goods Sold includes impairment charges on intangible assets.
[3] Acquisition-related divestment gains, restructuring and integration charges: Other expense relates to Alcon integration costs.
[4] Other exceptional items: Cost of Goods Sold and General & Administration include restructuring charges related to the Group-wide rationalization of manufacturing sites and other exceptional IT costs.

CORE RESULTS – Reconciliation from IFRS results to core results – Sandoz – First quarter  (unaudited)

	Q1 2012 IFRS results	Amortization of intangible assets[1]	Impairments	Acquisition-related divestment gains, restructuring and integration charges	Other exceptional items[2]	Q1 2012 Core results	Q1 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	958	87			1	1 046	1 202

Operating income	298	89			-5	382	534

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-1 238	87			1	-1 150	-1 239

The following are adjustments to arrive at Core Operating Income

Research & Development	-188	2				-186	-161

Other income	22				-6	16	22

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Other exceptional items: Cost of Goods Sold includes restructuring charges related to the Group-wide rationalization of manufacturing sites; Other income includes a USD 6 million gain on sales of assets related to the Group-wide rationalization of manufacturing sites.

CORE RESULTS – Reconciliation from IFRS results to core results – Vaccines and Diagnostics – First quarter  (unaudited)

	Q1 2012 IFRS results	Amortization of intangible assets[1]	Impairments	Acquisition-related divestment gains, restructuring and integration charges[2]	Other exceptional items	Q1 2012 Core results	Q1 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	77	49		1		127	215

Operating income	-173	54		1		-118	-24

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-292	49		1		-242	-247

The following are adjustments to arrive at Core Operating Income

Research & Development	-121	5				-116	-116

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets; Research & Development includes the recurring amortization of acquired rights for technology platforms.

[2] Acquisition-related divestment gains, restructuring and integration charges: Cost of Goods Sold includes an acquisition related inventory step-up adjustment.

CORE RESULTS – Reconciliation from IFRS results to core results – Consumer Health – First quarter  (unaudited)

	Q1 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition-related divestment gains, restructuring and integration charges	Other exceptional items[3]	Q1 2012 Core results	Q1 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	513	15				528	777

Operating income	12	15	1		13	41	240

The following are adjustments to arrive at Core Gross Profit

Cost of Goods Sold	-425	15				-410	-398

The following are adjustments to arrive at Core Operating Income

Other expense	-15		1		13	-1	-1

[1] Amortization of intangible assets: Cost of Goods Sold includes recurring amortization of acquired rights to in-market products and other production-related intangible assets.
[2] Impairments: Other expense includes impairment charges related to Consumer Health in the US.
[3] Other exceptional items: Other expense includes additional charges related to US production plant product recalls.

CORE RESULTS – Reconciliation from IFRS results to core results – Corporate – First quarter  (unaudited)

	Q1 2012 IFRS results	Amortization of intangible assets[1]	Impairments[2]	Acquisition-related divestment gains, restructuring and integration charges[3]	Other exceptional items[4]	Q1 2012 Core results	Q1 2011 Core results
	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions	USD millions

Gross profit	9					9	9

Operating income	-87	1	1	2	-27	-110	-120

The following are adjustments to arrive at Core Operating Income

Other income	149				-51	98	66

Other expense	-113	1	1	2	24	-85	-69

[1] Amortization of intangible assets: Other expense includes amortization of intangible assets.
[2] Impairments: Other expense includes impairments for financial assets.
[3] Acquisition-related divestment gains, restructuring and integration charges: Other expense includes Alcon-related charges.
[4] Other exceptional items: Other income includes a gain on divestment related to the Novartis Venture Funds; Other expense includes charges for IT and finance restructuring projects.

Condensed consolidated changes in net debt  (unaudited)

First quarter

	Q1 2012 USD m	Q1 2011 USD m

Change in cash and cash equivalents	332	1 855

Change in marketable securities, financial debt and financial derivatives	-4 384	-9 351

Change in net debt	-4 052	-7 496

Net debt at January 1	-15 154	-14 853

Net debt at March 31	-19 206	-22 349

Components of net debt

	Q1 2012 USD m	Q1 2011 USD m

Current financial debts and derivative financial instruments	-10 698	-16 581

Non-current financial debts	-13 896	-14 532

Less liquidity:

Cash and cash equivalents	4 041	7 174

Marketable securities and derivative financial instruments	1 347	1 590

Net debt at March 31	-19 206	-22 349

Free cash flow  (unaudited)

First quarter

	Q1 2012 USD m	Q1 2011 USD m	Change USD m

Cash flows from operating activities	2 516	1 907	609

Purchase of property, plant & equipment	-412	-419	7

Purchase of intangible, financial and other non-current assets	-212	-87	-125

Proceeds from sales of property, plant & equipment, intangible, financial and other non-current assets	164	221	-57

Free cash flow	2 056	1 622	434

Share information  (unaudited)

	March 31, 2012	March 31, 2011

Number of shares outstanding (million)	2 422.3	2 286.0

Registered share price (CHF)	49.96	49.82

ADS price (USD)	55.41	54.35

Market capitalization (USD billion)	134.1	124.1

Market capitalization (CHF billion)	121.0	113.9

Summary of equity movements  (unaudited)

	Number of shares (in millions)			Issued share capital and reserves attributable to Novartis AG shareholders

	2012	2011	Change	Q1 2012 USD m	Q1 2011 USD m	Change USD m

Balance at beginning of year	2 407	2 289	118	65 844	63 196	2 648

Excess of the purchase price for acquiring non-controlling interests compared to the recorded amounts and other impacts of change of ownership in consolidated entities					-1 095	1 095

Share buy-backs:

Shares acquired to be cancelled		-10	10		-554	554

Other treasury shares movements	15	7	8	495	143	352

Dividends				-6 027	-5 352	-675

Net income of the period attributable to shareholders of Novartis AG				2 305	2 770	-465

Other comprehensive income attributable to shareholders of Novartis AG				488	904	-416

Balance at March 31	2 422	2 286	136	63 105	60 012	3 093

Supplementary tables: First quarter 2012  – Net sales of top 20 pharmaceutical products  (unaudited)

		US		Rest of world		Total

Brands		USD m	% change in constant currencies	USD m	% change in constant currencies	USD m	% change in USD	% change in constant currencies

Diovan/Co–Diovan	Hypertension	594	7	596	-30	1 190	-15	-15

Gleevec/Glivec	Chronic myeloid leukemia	384	21	746	1	1 130	5	6

Lucentis	Age-related macular degeneration			567	30	567	28	30

Sandostatin	Acromegaly	164	26	206	2	370	10	11

Zometa	Cancer complications	142	-18	185	-5	327	-12	-12

Exforge	Hypertension	78	5	225	22	303	16	18

Exelon/Exelon Patch	Alzheimer's disease	109	21	162	4	271	8	11

Gilenya	Relapsing multiple sclerosis	167	nm	80	nm	247	nm	nm

Exjade	Iron chelator	64	25	152	22	216	21	23

Tasigna	Chronic myeloid leukemia	76	29	133	44	209	37	39

Top ten products total		1 778	18	3 052	2	4 830	6	8

Galvus	Diabetes			201	57	201	52	57

Neoral/Sandimmun	Transplantation	18	6	180	-8	198	-7	-7

Voltaren (excl. OTC)	Inflammation/pain	1	0	188	3	189	1	3

Comtan/Stalevo	Parkinson’s disease	62	19	93	0	155	6	7

Afinitor	Advanced renal cell carcinoma	65	110	78	35	143	59	60

Reclast/Aclasta	Osteoporosis	83	-3	58	20	141	4	5

Myfortic	Transplantation	55	22	78	6	133	11	12

Ritalin/Focalin	Attention deficit/hyperactive disorder	96	-3	35	5	131	-2	-1

Tekturna/Rasilez	Hypertension	56	-2	73	1	129	-2	0

Xolair	Asthma	0	-100	112	11	112	5	8

Top 20 products total		2 214	17	4 148	5	6 362	7	8

Rest of portfolio		391	-24	1 086	-11	1 477	-16	-15

Total Division sales		2 605	8	5 234	1	7 839	2	3

nm – not meaningful

Pharmaceuticals Division net sales by therapeutic area – First quarter  (unaudited)

	Q1 2012 USD m	Q1 2011 USD m	% change USD	% change cc

Primary Care
Hypertension medicines
Diovan	1 190	1 405	-15	-15

Exforge	303	261	16	18

Subtotal Valsartan Group	1 493	1 666	-10	-10

Tekturna/Rasilez	129	131	-2	0

Subtotal Hypertension	1 622	1 797	-10	-10

Galvus	201	132	52	57

Arcapta Neohaler/Onbrez Breezhaler	29	20	45	50

Total strategic franchise products	1 852	1 949	-5	-4

Established medicines (Lescol included)	373	447	-17	-16

Total Primary Care products	2 225	2 396	-7	-7

Oncology
Gleevec/Glivec	1 130	1 076	5	6

Tasigna	209	153	37	39

Subtotal Bcr-Abl franchise	1 339	1 229	9	10

Sandostatin	370	337	10	11

Zometa	327	373	-12	-12

Exjade	216	179	21	23

Afinitor	143	90	59	60

Femara	107	354	-70	-69

Other	33	36	-8	-11

Total Oncology products	2 535	2 598	-2	-1

Specialty - Neuroscience
Exelon/Exelon Patch	271	251	8	11

Gilenya	247	59	nm	nm

Comtan/Stalevo	155	146	6	7

Extavia	37	34	9	12

Other (including Fanapt)	16	9	78	81

Total strategic franchise products	726	499	45	48

Established medicines	121	136	-11	-9

Total Neuroscience products	847	635	33	36

Specialty - Ophthalmics
Lucentis	567	444	28	30

Other	22	37	-41	-37

Total Opthalmics products	589	481	22	25

Specialty - Integrated Hospital Care (IHC)*
Neoral/Sandimmun	198	214	-7	-7

Myfortic	133	120	11	12

Zortress/Certican	46	42	10	14

Ilaris	15	11	36	46

Other	98	86	14	15

Total strategic franchise products	490	473	4	5

Everolimus stent drug	86	83	4	1

Established medicines	285	298	-4	-4

Total IHC products	861	854	1	2

Specialty - Critical Care
Xolair	112	107	5	8

TOBI	76	71	7	8

Total Critical Care products	188	178	6	8

Additional products
Voltaren (excl. OTC)	189	188	1	3

Ritalin/Focalin	131	133	-2	-1

Tegretol	85	85	0	2

Trileptal	75	61	23	26

Foradil	65	72	-10	-5

Other	49	17	nm	nm

Total additional products	594	556	7	9

Total strategic franchise products	6 380	6 178	3	4

Total established medicines and additional products	1 459	1 520	-4	-3

Total Division net sales	7 839	7 698	2	3

* includes Transplantation
nm – not meaningful

Net sales by region1 – First quarter  (unaudited)

	Q1 2012	Q1 2011	% change		Q1 2012	Q1 2011

	USD m	USD m	USD	cc	% of total	% of total

Pharmaceuticals

Europe	2 521	2 814	-10	-7	32	37

US	2 605	2 414	8	8	33	31

Asia/Africa/Australasia	1 954	1 763	11	9	25	23

Canada and Latin America	759	707	7	11	10	9

Total	7 839	7 698	2	3	100	100

Of which in established markets	6 095	6 012	1	2	78	78

Of which in emerging growth markets	1 744	1 686	3	7	22	22

Alcon

Europe	691	704	-2	1	27	29

US	977	893	9	9	39	37

Asia/Africa/Australasia	617	559	10	10	24	23

Canada and Latin America	256	260	-2	3	10	11

Total	2 541	2 416	5	6	100	100

Of which in established markets	1 967	1 890	4	5	77	78

Of which in emerging growth markets	574	526	9	13	23	22

Sandoz

Europe	1 050	1 114	-6	-1	49	47

US	672	845	-20	-20	32	36

Asia/Africa/Australasia	241	252	-4	-3	11	11

Canada and Latin America	161	162	-1	2	8	6

Total	2 124	2 373	-10	-8	100	100

Of which in established markets	1 554	1 742	-11	-9	73	73

Of which in emerging growth markets	570	631	-10	-5	27	27

Vaccines and Diagnostics

Europe	96	137	-30	-28	32	37

US	96	105	-9	-8	32	28

Asia/Africa/Australasia	53	66	-20	-21	18	18

Canada and Latin America	54	63	-14	-11	18	17

Total	299	371	-19	-18	100	100

Of which in established markets	197	246	-20	-19	66	66

Of which in emerging growth markets	102	125	-18	-17	34	34

Consumer Health

Europe	482	488	-1	3	52	42

US	161	393	-59	-59	17	34

Asia/Africa/Australasia	180	172	5	5	19	15

Canada and Latin America	109	116	-6	-4	12	9

Total	932	1 169	-20	-18	100	100

Of which in established markets	616	868	-29	-28	66	74

Of which in emerging growth markets	316	301	5	9	34	26

Group Total

Europe	4 840	5 257	-8	-4	35	37

US	4 511	4 650	-3	-3	33	33

Asia/Africa/Australasia	3 045	2 812	8	7	22	20

Canada and Latin America	1 339	1 308	2	6	10	10

Total	13 735	14 027	-2	-1	100	100

Of which in established markets	10 429	10 758	-3	-2	76	77

Of which in emerging growth markets	3 306	3 269	1	5	24	23

[1] Net sales from operations by location of third party customer. Emerging growth markets are all markets other than the US, Canada, Japan, Australia, New Zealand and Western Europe.

Income from associated companies

	Q1 2012 USD m	Q1 2011 USD m

Share of estimated Roche reported net income	173	197

Restructuring impact (2011 includes USD 41 million from 2010)		-41

Amortization of intangible assets	-39	-38

Net income effect from Roche	134	118

Net income from other associated companies	-6	-1

Income from associated companies	128	117

Disclaimer
This press release contains forward-looking statements that can be identified by terminology such as “on track,” “expectations,” “potential,” “guidance,” “expects,” “pipeline,” “expect,” “strategy,” “commitment,” “will,” “recommendations,” “recommendation,” “recommended,” “committed,” “goal,” “expected,” “potentially,” “strategic,” “would,” “committed,” “expects,” “should,” “outlook,” “pending,” “under review,” “planned,” “launched,” “ongoing,” “priority review,” or similar expressions, or by express or implied discussions regarding potential new products, or potential new indications or labeling for existing products; regarding potential future revenues from any Novartis Group products or potential products; regarding potential future sales or earnings of the Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications or labeling will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any Group products will achieve any particular revenue levels. Nor can there be any guarantee that the Group, or any of its divisions, will achieve any particular financial results. In particular, management's expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection, including the ultimate extent of the impact on the Group of the loss of patent protection on key products which commenced last year and will continue this year; unexpected product manufacturing issues, including the potential outcomes of the Warning Letter issued to us with respect to three Sandoz manufacturing facilities, and the potential outcome of the suspension of production at the Consumer Health manufacturing facility at Lincoln, Nebraska; government, industry, and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, shareholder litigation, government investigations and intellectual property disputes; competition in general; uncertainties regarding the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group's assets and liabilities as recorded in the Group's consolidated balance sheet; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2011, the Group’s continuing operations achieved net sales of USD 58.6 billion, while approximately USD 9.6 billion (USD 9.2 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Novartis Group companies employ approximately 124,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Important dates

July 19, 2012                                      Second quarter and half year results 2012
October 25, 2012                               Third quarter results 2012